UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 54129 / July 11, 2006

Admin. Proc. File No. 3-12207

_____
                                                  :
            In the Matter of   :
                                                  :
         iBIZ TECHNOLOGY CORP.   :
                                                  :
_____:
                                                  :

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed with respect to iBIZ Technology Corp. and the
Commission has not chosen to review the decision as to them on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of
Practice, that the initial decision of the administrative law judge */ has become the final decision
of the Commission with respect to iBIZ Technology Corp. The order revoking the registration
of each class of the registered equity securities of iBIZ Technology Corp. is hereby declared
effective.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                Nancy M. Morris
                                Secretary

_____

        */ iBIZ TECHNOLOGY CORP., Initial Decision Rel. No. 312 (June 16, 2006), ___ SEC
Docket___.

INITIAL DECISION RELEASE NO. 312
ADMINISTRATIVE PROCEEDING
FILE NO. 3-12207

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the Matter of :
: INITIAL DECISION
iBIZ TECHNOLOGY CORP. : June 16, 2006
:

APPEARANCES: Leslie J. Hughes and Mary Scherschel Brady for the Division of Enforcement, Securities and Exchange Commission

John E. Karow for iBIZ Technology Corp.

BEFORE: Robert G. Mahony, Administrative Law Judge

PROCEDURAL HISTORY

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 16, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the common stock of iBIZ Technology Corp. (iBIZ or the company) is registered with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP further alleges that iBIZ failed to file a Form 10-KSB for the year ending October 31, 2005, and Form 10-QSB for each quarter ending April 30, and July 31, 2005. Accordingly, the OIP alleges that iBIZ has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

iBIZ filed an Answer to the OIP on March 24, 2006. The Division of Enforcement (Division) made its investigative file available to iBIZ on April 26, 2006. At a prehearing conference held on April 18, 2006, I granted the Division leave to file a motion for summary disposition, which it filed on May 17, 2006. iBIZ Technology Corp., Admin. Proc. 3-12207 (April 19, 2006); See 17 C.F.R. § 201.250. The motion seeks a finding that iBIZ violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 by failing to file required periodic reports. Based on these violations, the Division asks that I revoke the registration of the

company's equity securities. (Div. Motion at 8.) iBIZ filed an opposition to the motion on June 5, 2006.[1]

STANDARDS FOR SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(a), provides that after a respondent has filed an answer and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323.

Rule 250(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(b), requires the administrative law judge to promptly grant or deny the motion, or to defer decision on the motion. The administrative law judge may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and if the party making the motion is entitled to summary disposition as a matter of law.

FINDINGS OF FACT

iBiz, a Florida corporation with its principal place of business in Phoenix, Arizona, is a distributor of electronic devices. The company's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since 1999, and is quoted through the Pink Sheets Electronic Quotation Service. Prior to July 2005, the company's common stock was quoted on the OTC Bulletin Board. (Answer at 1.)

iBIZ filed its last annual report on Form 10-KSB, for the year ending October 31, 2004, with the Commission on March 14, 2005, and an amendment thereto on May 6, 2005. iBIZ filed its last quarterly report on Form 10-QSB, for the quarter ending January 31, 2005, with the Commission on April 26, 2005. The company has not filed a Form 10-K or 10-KSB for its fiscal year ending October 31, 2005, or Forms 10-Q or 10-QSB for its fiscal quarters ending April 30, and July 31, 2005. (Answer at 1.) I also take official notice that iBIZ has not filed a Form 10-Q or 10-QSB for its quarter ending January 31, 2006. See 17 C.F.R. § 201.323; See also Div. Motion at 7; Opposition at 2.

---

[1] Citations to iBIZ's Answer will be noted as "(Answer at __.)." Citations to the Division's motion for summary disposition will be noted as "(Div. Motion at __.)." Citations to Respondent's Opposition will be noted as "(Opposition at __.)."

CONCLUSIONS OF LAW

iBIZ requests that the motion for summary disposition be held in abeyance for six months. The company believes that the delay will allow it to complete licensing negotiations. In the alternative, the company asks that I enter a conditional order revoking the registration of the stock only if the company fails to complete the licensing negotiations by a date certain. (Opposition at 3.) The OIP requires that the administrative law judge assigned to this matter issue an initial decision no later than 120 days from the date of service. OIP at 3; 17 C.F.R. § 201.360(a)(2). iBIZ was served with the OIP on March 6, 2006. Accordingly, an initial decision must be rendered no later than July 5, 2006. Therefore, the company's request for a deferred ruling or conditional order is denied.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual reports, and Exchange Act Rule 13a-13 requires issuers to submit quarterly reports. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-741 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

iBIZ failed to file its required annual report on Form 10-K or 10-KSB for the fiscal year ending October 31, 2005, and its required quarterly reports on Form 10-Q or 10-QSB for the quarters ending April 30, and July 31, 2005. Because iBIZ failed to file required periodic reports, it has violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13. Therefore, I have concluded that there are no material facts in dispute and the Division's motion for summary disposition shall be granted.

SANCTIONS

The only remaining issue is the appropriate sanction. Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

The Division's asserts that iBIZ has failed to file periodic reports since it filed a Form 10-QSB for the quarter ending January 31, 2005. The Division asks that I take official notice that iBIZ has not filed Forms 12b-25 (Notice of Late Filing) for any of the delinquent reports other than the Form 12b-25 it filed for its Form 10-QSB for the quarter ending April 30, 2005. (Div. Motion at 2 n.1.)

The Division further submits that iBIZ filed a Form 8-K, which stated the company's auditors had resigned on August 10, 2005. The company's filings do not indicate that it has engaged a new auditor, and the Division asserts that it has not provided assurances against future violations. (Div. Motion at 7.) For these reasons, the Division seeks revocation of the company's registered equity securities.

iBIZ argues that the Commission's investigation, beginning in 2004, has hindered the company's ability to meet the periodic reporting requirements.[2] According to iBIZ, the investigation crippled the company's ability to conduct daily operations and caused the company's loss of its distribution channels. Further, the company submits that it incurred legal fees and costs associated with responding to the Division's investigative demands. (Opposition at 1.) For these reasons, the company contends it was "impossible for iBIZ to pay the hundreds of thousands of dollars in accounting fees required for the preparation and filing of its Form 10-KSB and Form 10-QSB reports for the fiscal year ended October 31, 2005, and Form 10-QSB reports for the fiscal quarters ended April 30 and July 31, 2005, and reports that came due subsequently." (Opposition at 2.)

iBIZ maintains that it is attempting to obtain financing to complete the filing of its periodic reports. The company is engaging in active discussions with a potential licensee of the Blue Dock technology, which is owned by its subsidiary Synosphere. iBIZ believes that if the negotiations are successful, it will have the resources to fully satisfy its reporting obligations. The company argues that revoking the registration of the company's stock will derail the licensing negotiations, and ultimately hurt its investors and creditors. (Opposition at 2.)

In determining whether a sanction is appropriate, the Commission has stated that it will consider the following factors: 1) the seriousness of the issuer's violations; 2) the isolated or recurrent nature of the violations; 3) the degree of culpability involved; 4) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and 5) the credibility of its assurances, if any, against further violations. Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 at *10 (May 31, 2006); See also Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981).

The company's failure to file periodic reports was serious and recurrent. The company has failed to file its most recent annual report for the period ending October 31, 2005, and three quarterly reports for the periods ending April 30, and July 31, 2005, and January 31, 2006.[3] In addition, I take official notice that iBIZ filed a Form 12b-25 only for the Form 10-QSB for the quarter ending April 30, 2005. See Div. Motion at 2 n.2; See also Gateway, Exchange Act Release No. 53907 at *10.

---

[2] The Answer and Opposition filed by iBIZ do not specify the investigation to which it refers. (Answer at 1; Opposition at 1-3.) Presumably, iBIZ refers to the injunctive action filed by the Commission on February 16, 2006, charging iBIZ and its senior officers with violations of Section 10(b) of the Exchange Act and other antifraud provisions for issuing false and misleading statements that affected the price of iBIZ stock. (Div. Motion at 7 n.2).

[3] Although the OIP does not charge iBIZ with a violation for failing to file the January 31, 2006 report, I may consider matters outside the OIP in assessing appropriate sanctions. Gateway, Exchange Act Release No. 53907 at *11.

iBIZ has not offered credible assurances against further violations or accepted responsibility for failing to meet its reporting obligations.[4]   The company blames the Commission's investigation of the company's senior officers for exhausting its financial resources. Over the past eighteen months, iBIZ has been unable to secure the resources to finance the preparation and filing of its delinquent reports. (Opposition at 2.) I take official notice that the Form 8-K filed by the company on August 16, 2005, announced the company's auditors had resigned. See Div. Motion at 7. Although the company maintains that it is in the process of negotiating an agreement to license its technology, the company has not guaranteed that it will obtain the necessary financing and file its delinquent reports. Further, if iBIZ faces financial challenges in the future, it may again fail to satisfy its reporting obligations.

The company's failure to file required periodic reports has deprived the investing public of current, reliable information regarding its operations and financial condition since it filed its last report for the quarter ending January 31, 2005. Viewing the relevant factors in their entirety, I conclude that the only appropriate sanction for the protection of current and future investors is revocation of the registration of each class of iBIZ's registered equity securities.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED that the Division of Enforcement's Motion for Summary Disposition is GRANTED; and

IT IS FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered equity securities of iBIZ Technology Corp., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

---

[4] See Gateway, Exchange Act Release No. 53907 at *11; See also Steadman, 603 F.2d at 1140.

_____
Robert G. Mahony
Administrative Law Judge